





Results Driven. Manufacturing Focused.

SN LISTED NYSE

Corporate Presentation

February 2018



SANCHEZ ENERGY CORPORATION

www.sanchezenergycorp.com

Legal Disclaimers

Forward Looking Statements This presentation contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this presentation that address activities, events, conditions or developments that Sanchez Energy expects, estimates, believes or anticipates will or may occur or exist in the future are forward-looking statements. These statements are based on certain assumptions made by the Company based on management's experience, perception of historical trends and technical analyses, current conditions, anticipated future developments and other factors believed to be appropriate and reasonable by management. When used in this presentation, words such as "will," "potential," "believe," "estimate," "intend," "expect," "may," "should," "anticipate," "could," "plan," "predict," "forecast", "budget", "guidance", "project," "profile," "model," "strategy," "future" or their negatives or the statements that include these words or other words that convey the uncertainty of future events or outcomes, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. In particular, statements, express or implied, concerning Sanchez Energy's future operating results and returns, Sanchez Energy's strategy and plans or view of the market, or Sanchez Energy's ability to replace or increase reserves, increase production, generate income or cash flows, operational and commercial benefits of our partnerships, expected benefits from acquisitions, including the transactions we closed in the first quarter of 2017 whereby we, along with an entity controlled by The Blackstone Group, L.P., Gavilan Resources, LLC, acquired assets from Anadarko E&P Onshore LLC and Kerr-McGee Oil and Gas Onshore LP (the "Comanche Acquisition"), and our strategic relationship with Sanchez Midstream Partners LP ("SNMP" formerly Sanchez Production Partners LP) are forward-looking statements. Forward-looking statements are not guarantees of performance. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control. Although Sanchez Energy believes that the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Important factors that could cause Sanchez Energy's actual results to differ materially from the expectations reflected in its forward-looking statements include, among others: the timing and extent of changes in prices for, and demand for, crude oil and condensate, natural gas liquids ("NGLs"), natural gas and related commodities; our ability to successfully execute our business and financial strategies; our ability to utilize the services, personnel and other assets of Sanchez Oil & Gas Corporation pursuant to existing management services agreements; our ability to replace the reserves we produce through drilling and property acquisitions; the realized benefits of the acreage acquired in our various acquisitions, including the Comanche Acquisition, and other assets and liabilities assumed in connection therewith; our ability to successfully integrate our various acquired assets, including assets acquired in the Comanche Acquisition into our operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties; the realized benefits of our partnerships and joint ventures, including our partnership with affiliates of The Blackstone Group, L.P.; the realized benefits of our transactions with SNMP; the extent to which our drilling plans are successful in economically developing our acreage, producing reserves and achieving anticipated production levels; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may, therefore, be imprecise; the extent to which we can optimize reserve recovery and economically develop our plays utilizing horizontal and vertical drilling, advanced completion technologies and hydraulic fracturing; our ability to successfully execute our hedging strategy and the resulting realized prices therefrom; the creditworthiness and performance of our counterparties, including financial institutions, operating partners and other parties; competition in the oil and natural gas exploration and production industry in the marketing of crude oil, natural gas and NGLs and for the acquisition of leases and properties, employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services; our ability to compete with other companies in the oil and natural gas industry; our ability to access the credit and capital markets to obtain financing on terms we deem acceptable, if at all, and to otherwise satisfy our capital expenditure and other funding requirements; the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities; the impact of, and changes in, government policies, laws and regulations, including tax laws and regulations, environmental laws and regulations relating to air emissions, waste disposal, hydraulic fracturing and access to and use of water, laws and regulations imposing conditions and restrictions on drilling and completion operations and laws and regulations with respect to derivatives and hedging activities; developments in oil-producing and natural gas-producing countries, the actions of the Organization of Petroleum Exporting Countries and other factors affecting the supply and pricing of oil and natural gas; our ability to effectively integrate acquired crude oil and natural gas properties into our operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties; the extent to which our crude oil and natural gas properties operated by others are operated successfully and economically; the use of competing energy sources, the development of alternative energy sources and potential economic implications and other effects therefrom; our ability to convert from the full cost to successful efforts method of accounting on a timely basis, or at all; unexpected results of litigation filed against us; the extent to which we incur uninsured losses and liabilities or losses and liabilities in excess of our insurance coverage; and the other factors described under ITEM 1A, "Risk Factors," in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and any updates to those factors set forth in its subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K.

In light of these risks, uncertainties and assumptions, the events anticipated by Sanchez Energy's forward-looking statements may not occur, and, if any of such events do, Sanchez Energy may not have correctly anticipated the timing of their occurrence or the extent of their impact on its actual results. Accordingly, you should not place any undue reliance on any of Sanchez Energy's forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and Sanchez Energy undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Oil and Gas Reserves The Securities and Exchange Commission ("SEC") requires oil and gas companies, in their filings with the SEC, to disclose "proved oil and gas reserves" (i.e., quantities of oil and gas that are estimated with reasonable certainty to be economically producible) and permits oil and gas companies to disclose "probable reserves" (i.e., quantities of oil and gas that are as likely as not to be recovered) and "possible reserves" (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). We may use certain terms in this presentation, such as "resource potential" or "EURs" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. The calculation of resource potential, EURs and any other estimates of reserves and resources that are not proved, probable or possible reserves are not necessarily calculated in accordance with SEC guidelines. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Non-GAAP Measures Included in this presentation are certain non-GAAP financial measures as defined under SEC Regulation G. Investors are urged to consider closely the disclosure in Sanchez Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2016, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any reconciliation to GAAP measures provided in this presentation.

© 2018 Sanchez Energy Corporation

Sanchez Energy Premier Eagle Ford Shale Operator



◆ Premier
Low Cost Operator in the Eagle Ford Shale

◆ Leader
In Multi-Zone Eagle Ford Development

◆ Contiguous Acreage Position
With 15+ Year Drilling Inventory

◆ Capital Efficiency
Through "Manufacturing" Process

◆ Sustainable Business Model
Through Internal Funding of Capital Needs

© 2018 Sanchez Energy Corporation

Sanchez Energy Overview

SN LISTED NYSE		
Market Cap[1]		**$450 million**
Enterprise Value[1]		**$3,000 million**
Shares Outstanding		**84 million**

Asset Profile	4Q17 Production (Boe/d)	~82,000
	YE 2017 Proved Reserves (MMBoe)	363
	Eagle Ford Acreage Position (gross)	487,000
	Eagle Ford Acreage Position (net)	285,000

- ◆ **Dominant Eagle Ford Acreage Position**
  - ❖ Approximately 285,000 net acres with over 1 billion Boe of resource potential

- ◆ **Developing Multiple Benches in Western Eagle Ford**
  - ❖ Lower, Middle and Upper Eagle Ford Shale with upside in Austin Chalk and Pearsall Shale

- ◆ **Committed to Financial Discipline**
  - ❖ Prioritizing returns on invested capital
  - ❖ Focused on generating free cash flow

- ◆ **Balanced Commodity Exposure**
  - ❖ 4Q 2017 Production was 34% oil, 34% natural gas liquids, and 32% natural gas



Houston

San Antonio

Eagle Ford Shale

Current Focus Area

1. *Based on a closing stock price of $5.43 as of 1/22/18 and 84.1 million shares outstanding. Enterprise value includes SN's convertible preferred stock at book value (~$254 million), UnSub's non-convertible preferred stock of ~$500 million, less ~$175 million of cash.*

© 2018 Sanchez Energy Corporation

Sanchez Energy's Three-Year Plan



Focus
on Financial Discipline

- Deliver peer-leading returns on invested capital
- Fund capital spending with internally-generated cash flow



High Grade
Asset Base

- Divest assets that do not compete for capital
- Increase multi-zone development



Expand
Operating Margins

- Increase production to over 100,000 Boe/d
- Reduce operating costs through asset synergies



Improve
Balance Sheet

- Target long-term deleveraging as a top priority
- Maintain strong liquidity position and continue active hedge program



Continue
to Innovate

- Delineate multi-zone potential throughout acreage position
- Maintain entrepreneurial culture that fosters innovation
- Use data analytics and technology to drive efficiencies

© 2018 Sanchez Energy Corporation

Efficient Production Growth

Reducing Capital Spending…

- ■ Comanche
- ■ Comanche DUC
- ■ Catarina
- ■ Maverick
- ■ Non- D&C Capital
- ■ Palmetto



$15 - $25 $13 - $33 $2
$205 - $215
$145 - $150
$40 - $45



$100 million decrease in CapEx

Capital Spending ($ million)

$525-$550

$445

2017   2018E

…While Delivering Strong Production Growth

- ◆ Capital budget focused on low-risk development

- ◆ Reduced y/y capital spending by ~$100 million

- ◆ Targeting ~30% production growth in 2018

- ◆ Expect to reach >100,000 Boe/d in 2020



5-year production CAGR of 18%

Average Daily Production (Boe/d)

105,000
94,000
90,000
70,320
53,504

2016   2017   2018E   2019E   2020E

Note: Production growth guidance for years 2018-2020 assumes capital spending of approximately $445 million per year.

© 2018 Sanchez Energy Corporation

Western Eagle Ford Focus

SN LISTED NYSE

Total Eagle Ford Thickness



EagleFord Thickness
SN Leases
Bandera
Comal
Caldwell
Guadalupe
Kinney
Uvalde
Medina
Bexar
Gonzales
Karnes Trough
Western Eagle Ford
Zavala
Frio
Atascosa
Karnes
De Witt
Victoria
Maverick
Goliad
Dimmit
La Salle
McMullen
Live Oak
Bee
Refugio
San Patricio
Jim Wells
Webb
Duval
Nueces
Kleberg
20
Miles

Eagle Ford Well Density



EF WELL DENSITY
Wells within 640ac blocks
1-4
5-7
8-10
11-14
15-32
SN Leases
Bandera
Comal
Caldwell
Guadalupe
Medina
Bexar
Gonzales
Karnes Trough
Western Eagle Ford
Zavala
Frio
Atascosa
Victoria
Maverick
Goliad
Dimmit
McMullen
Live Oak
Bee
Refugio
San Patricio
Jim Wells
Webb
Duval
Nueces
Kleberg
20
Miles

- **Multi-Bench Development Across Western Eagle Ford**
  - Lower, Middle and Upper Eagle Ford Shale with upside in Austin Chalk and Pearsall Shale
- **Western Eagle Ford Has a Lower Well Density Than the Rest of the Eagle Ford**
  - Drilling primarily on ~70 acre spacing in Western Eagle Ford
  - Presence of large contiguous ranches facilitates efficient development and allows for longer laterals
- **Western Eagle Ford Rig Count**
  - Approximately 45% of all Eagle Ford rig activity is in the Western Eagle Ford [(1)]

© 2018 Sanchez Energy Corporation

(1): Based on information provided by Drilling Info as of 1/10/2018

High Quality, Concentrated Acreage Position

SN LISTED NYSE

Strategic Acreage Position Located Within ~50 Mile Radius in the Western Eagle Ford

- **~285,000 Net Acres**
  - ~500,000 net effective acres due to multiple zones
- **Concentrated Acreage**
  - Acreage position is within a 50-mile radius
- **Up to 4 Target Intervals in the Eagle Ford Shale**
  - Upside in Austin Chalk and Pearsall Shale formations
- **1+ Billion Boe of Resource Potential**
- **15+ Year Drilling Inventory**


EagleFord
SN Leases
Oil
Condensate
Dry Gas
ZAVALA
MAVERICK
Maverick
DIMMIT
Comanche
Catarina
LA SALLE
WEBB
6
Miles
San Antonio
Houston

© 2018 Sanchez Energy Corporation

High Return, Repeatable Drilling Inventory

Inventory of Over 4,000 Net Drilling Locations

◆ **Over 40% of the Company's drilling inventory generates 30%+ returns at $55/Bbl and $3/MMBtu**

◆ **65% of 2018 development plan targets Tier 1 locations with expected IRRs of 50%+**



(1): Drilling rates of return assume $55/Bbl, $3/MMBtu, and NGLs at $22/Bbl

© 2018 Sanchez Energy Corporation

Western Eagle Ford Multi-Bench Development

SN LISTED NYSE

Comanche Area 3



~130'
Frac Barrier
~80'
Frac Barrier
~75'
600'
AUSTIN CHALK
UPPER EAGLE FORD
LOWER EAGLE FORD
BUDA
Upside from Additional Zones
Current Development Target
Current Development Target

© 2018 Sanchez Energy Corporation

Positive Impact of Longer Laterals

Impact of Longer Lateral Design on Well Results



2016 Avg. lateral length of ~6,000 ft.



2017 Avg. lateral length of ~6,200 ft.



2018E Avg. lateral length of ~7,700 ft.

6,000 foot lateral Economics	
Well Costs ($MM)	$3.7
3 Stream EUR (MBoe)	749
NPV ($MM)	$2.75



8,000 foot lateral Economics	
Well Costs ($MM)	$4.6
3 Stream EUR (MBoe)	936
NPV ($MM)	$3.46

© 2018 Sanchez Energy Corporation

Cost Structure Compared to Eagle Ford Peers

SN LISTED NYSE



Source: RS Energy Group.
**Peers include: CHK, COG, CRZO, DVN, ECA, EOG, EPE, Lonestar, MRO, MUR, NBL, PVAC, SBOW, SM*

© 2017 Sanchez Energy Corporation

Comanche Well Results to Date

Stumberg Ranch 56H
Sanchez Energy
IP-30: 2,288 Boe/d, 69% oil
Lateral: 9,909 ft.

Briscoe Catarina N. 118H
Sanchez Energy
IP-30: 2,291 Boe/d, 42% oil
Lateral: 6,321 ft.

Rogers Dentonio 31 Unit 11H
Sanchez Energy
IP-30: 1,161 Boe/d, 66% oil
Lateral: 4,900 ft.

Briscoe Chupadera 3HA
Sanchez Energy
24Hr IP: 1,006 Boe/d, 52% oil
Lateral: 8,477 ft.

Briscoe Catarina South 23HY
Sanchez Energy
24Hr IP: 2,373 Boe/d, 44% oil
Lateral: 7,946 ft.

Stumberg Ranch 55H
Sanchez Energy
IP-30: 2,855 Boe/d, 66% oil
Lateral: 10,030 ft.

Briscoe Cochina East 142H
Sanchez Energy
IP-30: 720 Boe/d, 64% oil
Lateral: 7,549 ft.

Briscoe Cochina East 9HF
Sanchez Energy
24Hr IP: 1,385 Boe/d, 73% oil
Lateral: 7,392 ft.

Briscoe Cochina West 31H
Sanchez Energy
24Hr IP: 1,418 Boe/d, 81% oil
Lateral: 5,898 ft.

Briscoe Cochina West 85H
Sanchez Energy
24Hr IP: 1,303 Boe/d, 79% oil
Lateral: 7,155 ft.



Eagle Ford
- SN Leases
- Oil
- Condensate
- Dry Gas

© 2018 Sanchez Energy Corporation

Comanche: Area 3 Overview

2018 Activity In Area 3

- Net D&C Capital ~$122MM

- Drilling of 101 Gross Development Wells

- Completions of 58 Gross DUCs

- Completions of 66 Gross Development Wells

Area 3 – Targeting



COMANCHE AREA 3 TYPE CURVE		
Oil	IP (Bbl/d)	588
	Initial Decline (%)	77.6%
	Oil EUR (MBbl)	357
Gas	IP (Mcf/d)	2,810
	Initial Decline (%)	73.0%
	Gas EUR (MMcf)	1,545
NGL	NGL Yield (Bbl/MMcf)	129
	NGL EUR (MBbl)	262
3 Stream EUR (MBoe)		877
% Oil		*41%*
Well Cost ($M)		$4,200
NPV10 ($M)*		$3,140
IRR (%)*		47%

Price Deck: $55/BBL, $3.00/MCF, $22.00/NGL, Lateral Length Based on 7,500 ft.

Area 3 – Drilling Economics



© 2018 Sanchez Energy Corporation

Comanche: Area 5 Overview

2018 Activity In Area 5

- Net D&C Capital ~$45MM

- Drilling of 35 Gross Development Wells

- Completions of 15 Gross DUCs

- Completions of 24 Gross Development Wells

Area 5 – Targeting



COMANCHE AREA 5 TYPE CURVE

Oil	IP (Bbl/d)	836
	Initial Decline (%)	76.3%
	Oil EUR (MBbl)	536
Gas	IP (Mcf/d)	1,457
	Initial Decline (%)	70.0%
	Gas EUR (MMcf)	907
NGL	NGL Yield (Bbl/MMcf)	129
	NGL EUR (MBbl)	154
3 Stream EUR (MBoe)		**842**
% Oil		*64%*
Well Cost ($M)		$4,200
NPV10 ($M)*		$5,450
IRR (%)*		90%

Price Deck: $55/BBL, $3.00/MCF, $22.00/NGL, Lateral Length Based on 7,500 ft.

Area 5 – Drilling Economics



© 2018 Sanchez Energy Corporation

South Central Catarina Development

SN LISTED NYSE

2018 Activity In South Central Catarina

- Net D&C Capital ~$68MM
- Drilling of 17 Gross Development Wells
- Completions of 17 Gross Development Wells

SOUTH CENTRAL CATARINA TYPE CURVE		
Oil	IP (Bbl/d)	475
	Initial Decline (%)	77.3%
	Oil EUR (MBbl)	284
Gas	IP (Mcf/d)	4,859
	Initial Decline (%)	67%
	Gas EUR (MMcf)	3,309
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	515
3 Stream EUR (MBoe)		1,350
% Oil		*21%*
Well Cost ($M)		$4,290
NPV10 ($M)*		$5,502
IRR (%)*		88%

**Price Deck: $55/BBL, $3.00/MCF, $22.00/NGL, Lateral Length Based on 7,500 ft.*


South Central
Catarina Development
DUC
Planned Wells
Producing Well
Oil
Condensate
Dry Gas
2
Miles

South Central – Drilling Economics


EUR of 1,350 MBoe
Lateral length of 7,500 ft.
~88% ROR
$4.3 MM Well Cost
IRR (%)
0
30
60
90
120
150
$35
$45
$55
$65
$75
WTI Oil Price ($/Bbl)

© 2018 Sanchez Energy Corporation

North Central Catarina Type Curve

Catarina North Central Development

- SN has successfully delineated a New Development Area in the North Central portion of Catarina

- Development targeting two Upper Eagle Ford zones

- Strong well results from B01 and A41 prove up northern extent of Catarina

- Recent well results have de-risked approximately 60 drilling locations



Catarina North Central Type Curve Generation





17

© 2018 Sanchez Energy Corporation

North Central Catarina Development

2018 Activity In North Central Catarina

- Net D&C Capital ~$50MM

- Drilling of 16 Gross Development Wells

- Completions of 16 Gross Development Wells

SN has successfully delineated a New Development Area in the North Central portion of Catarina that produces from two zones in the Upper Eagle Ford.



NORTH CENTRAL CATARINA TYPE CURVE		
Oil	IP (Bbl/d)	452
	Initial Decline (%)	72.4%
	Oil EUR (MBbl)	333
Gas	IP (Mcf/d)	2,034
	Initial Decline (%)	59%
	Gas EUR (MMcf)	1,783
NGL	NGL Yield (Bbl/MMcf)	119
	NGL EUR (MBbl)	277
3 Stream EUR (MBoe)		**907**
% Oil		*37%*
Well Cost ($M)		$4,290
NPV10 ($M)*		$3,923
IRR (%)*		56%

*Price Deck: $55/BBL, $3.00/MCF, $22.00/NGL, Lateral Length Based on 7,500 ft.

Catarina North Central Drilling Economics



EUR of 907 MBoe
Lateral length of 7,500 ft.

~56% ROR

$4.3 MM Well Cost

© 2018 Sanchez Energy Corporation

Eagle Ford Shale: Ideal Market Access and Product Mix

SN LISTED NYSE

Eagle Ford Regional Pricing Benefits

- **Eagle Ford Has Direct Access to Premium Markets**
  - Close proximity to Gulf Coast markets for exports
  - Pipeline connectivity to premium natural gas market in Mexico
  - No midstream bottlenecks or takeaway issues
- **Oil Marketing Contracts Primarily Priced on LLS and Eagle Ford Postings**
- **Natural Gas Liquids Price Contracts Predominately Tied to Mt. Belvieu**



Improving Oil Price Realizations

	1Q17	2Q17	3Q17	4Q17
LLS ($/Bbl)	$53.87	$51.78	$49.07	$57.39
WTI ($/Bbl)	$52.92	$49.83	$46.70	$51.91
Price Differential	**$0.95**	**$1.95**	**$2.37**	**$5.48**

Sanchez's NGL $/Bbl Realizations



© 2018 Sanchez Energy Corporation

Extensive Field Infrastructure

Extensive Field Gathering and Water Infrastructure Throughout Comanche

3rd Party Gathering System	Comanche Water Infrastructure



- ■ Comanche Acreage
- ■ Gas Gathering
- ■ Oil Gathering
- ■ Water Infrastructure



- ☐ Identified for further Infrastructure Buildout
- ── Water Infrastructure

- ◆ 548 miles of gas pipeline and 241 miles of oil pipeline

- ◆ 24 compressor stations with centralized delivery points

- ◆ Water infrastructure is sufficient in Areas 3, 4, 5, and 7
  - ❖ Pipeline system will support up to 12 rigs and 6 frac spreads of simultaneous activity

- ◆ 18" and 22" trunk lines with 18" spur lines to ~85% of the acreage position

© 2018 Sanchez Energy Corporation

Relationship with Sanchez Midstream Partners LP ("SNMP")

Western Eagle Ford Focus Results in Synergies Through SNMP's Midstream Asset Base



EagleFord
SN Lease
Oil
Condensate
Dry Gas
MAVERICK
DIMMIT
Comanche
Carnero Gathering Line
Raptor Gas
Processing Facility
LA SALLE
Catarina
Seco Pipeline
Western
Catarina Midstream
WEBB
MEXICO
Howard Energy System
NUEVO LEON
COAHUILA
5
Miles

© 2018 Sanchez Energy Corporation

Financial Highlights

© 2018 Sanchez Energy Corporation

Financial Overview

- **Improve Liquidity Through Potential Asset Divestitures**
  - Comanche water delivery system
  - Palmetto producing asset
  - Maverick producing asset

- **Achieve Upside Through Balanced Commodity Mix**
  - Improvement to NGL pricing protects against WTI pull back
  - Natural gas pricing remains steady

- **Decrease Leverage as Production Volumes Grow**

- **Continue Active Hedge Program to De-Risk Cash Flows**

- **Remain a Low Cost Leader**
  - Improves F&D cost
  - Drives value creation for shareholders

© 2018 Sanchez Energy Corporation

Active Hedging Program Helps Mitigate Price Volatility

Significant hedge position guarantees base level of cash flows





© 2018 Sanchez Energy Corporation

Improving Balance Sheet

◆ **Operating Margins Continue to Increase**

— Improvement through increase in production

— Higher price realizations

— Lower operating costs through asset synergies

◆ **Deleveraging Remains a Priority**

— Reduce leverage through paydown of UnSub revolver

— Targeting leverage metrics of below 3.5x



Operating Margins Increasing... [1]



...Driving Improving Leverage Metrics [1]

(1): Adjusted EBITDA, operating margins, and net debt are non-GAAP financial measures. See "Explanation of non-GAAP financial measures" at the end of this presentation.

© 2018 Sanchez Energy Corporation

Sanchez Energy: Investment Highlights



Dominant Eagle Ford Acreage Position
285,000 net acres in the Eagle Ford

Significant Resource Potential
Over 1 billion Boe

High-Grade Asset Base
Potential to divest non-core assets

Increasing Operating Margins
Reduce costs through asset synergies

Improving Balance Sheet
Targeting long-term deleveraging as a top priority

© 2018 Sanchez Energy Corporation

SN
LISTED
NYSE

Appendix

© 2018 Sanchez Energy Corporation

2018 Production and Cost Guidance

	Guidance	
	1Q 2018	**Full Year 2018**
Production Volumes:		
Oil (Bbls/d)	28,000 - 29,000	30,000 - 32,000
NGL (Bbls/d)	27,000 - 28,000	30,000 - 32,000
Natural Gas (Mcf/d)	159,000 - 160,000	170,000 - 172,000
Barrel of Oil Equivalent (Boe/d)	82,000 - 84,000	88,000 - 92,000
Operating Costs & Expenses :		
Cash Production Expense ($/Boe)[1]	$9.50 - $10.50	$9.50 - $10.50
Non-Cash Production Expense ($MM)	$5.9	$23.6
Production & Ad Valorem Taxes (% of O&G Revenue)	5% - 6%	5% - 6%
Cash G&A ($MM)[2]	$22.5	$90.0

(1)   Cash Production Expense guidance only relates to production expenses reported on the cash flow statement and does not include the effect from the deferred gain related to the Western Catarina Midstream Divestiture.
(2)   Excludes all restricted stock but includes phantom stock based compensation based on a share price of $5.17.
Note: Cash production expense, Non-cash production expense and cash G&A are non-GAAP financial measures. See "Explanation of non-GAAP financial measures" at the end of this presentation.

© 2018 Sanchez Energy Corporation

2018 Capital Guidance

2018 Capital Budget

- ■ Catarina
- ■ Maverick
- ■ Comanche
- ■ Land/Infrastructure/G&G
- ■ Comanche DUC



47%
33%
10%
5%
4%

2018 Total Capital Budget: $420 MM - $470 MM

Eagle Ford Operated

	Net Wells Drilled	Net Wells Turned to Production	Total Capital ($MM)
Catarina	44	44	$205 - $215
Maverick	3	3	$15 - $25
Comanche	33	19	$145 - $150
Comanche DUC	-	21	$40 - $45
Total	**80**	**87**	**$405 - $435**

Eagle Ford Non - Operated

	Rigs	Net Wells	Total Capital ($MM)
Palmetto	<1	1	$2

Other

	Total Capital ($MM)
Land/Infrastructure/Geology	$13 - $33

© 2018 Sanchez Energy Corporation

Strategic JV Facilitated Comanche Acquisition



Repeatable Structure – Matches Cash Flow with Appropriate Financing

Sanchez Energy Corporation

Blackstone Energy Partners

Restricted Subsidiary
$400 million[1]
60% DUCs & PUD+

Non-Recourse Unrestricted Subsidiary
$750 million
100% PDP
40% DUCs & PUD+

Non-Recourse RBL

Preferred Equity

Gavilan Resources, LLC

50% of Assets
$1.15 billion

50% of Assets
$1.15 billion

Comanche Eagle Ford Assets

Note: Comanche Transaction closed March 1, 2017
(1) Includes $100 million contribution to the non-recourse unrestricted subsidiary

© 2018 Sanchez Energy Corporation

Detailed SN Restricted Subsidiary Hedge Position

Crude Oil Hedges

Quarter	Type of Contract	Daily Volume Bbls/d	Swap Price
	Swaps	16,000	$51.58
1Q18	**Total Volume**	**16,000**	
	Swaps	16,000	$51.58
2Q18	**Total Volume**	**16,000**	
	Swaps	16,000	$51.58
3Q18	**Total Volume**	**16,000**	
	Swaps	16,000	$51.58
4Q18	**Total Volume**	**16,000**	
	Swaps	4,000	
	Swaptions	2,000	
1Q19	**Total Volume**	**6,000**	**$50.06**
	Swaps	4,000	
	Swaptions	2,000	
2Q19	**Total Volume**	**6,000**	**$50.06**
	Swaps	4,000	
	Swaptions	2,000	
3Q19	**Total Volume**	**6,000**	**$50.06**
	Swaps	4,000	
	Swaptions	2,000	
4Q19	**Total Volume**	**6,000**	**$50.06**

Natural Gas Hedges

Quarter	Type of Contract	Daily Volume MMBtus/d	Swap Price
	Swaps	144,000	$3.03
1Q18	**Total Volume**	**144,000**	
	Swaps	157,000	$3.01
2Q18	**Total Volume**	**157,000**	
	Swaps	157,000	$3.01
3Q18	**Total Volume**	**157,000**	
	Swaps	156,000	$3.00
4Q18	**Total Volume**	**156,000**	
	Swaps	20,000	$3.02
1Q19	**Total Volume**	**20,000**	
	Swaps	20,000	$3.02
2Q19	**Total Volume**	**20,000**	
	Swaps	20,000	$3.02
3Q19	**Total Volume**	**20,000**	
	Swaps	20,000	$3.02
4Q19	**Total Volume**	**20,000**	

As of 12/31/17

© 2018 Sanchez Energy Corporation

Detailed UnSub Hedge Position

Crude Oil Hedges

Quarter	Type of Contract	Daily Volume Bbls/d	Floor Price	Ceiling Price
	Swaps	6,300	$55.85	
4Q17	Total Volume	6,300		
	Swaps	6,800	$55.22	
1Q18	Total Volume	6,800		
	Swaps	6,300	$55.24	
2Q18	Total Volume	6,300		
	Swaps	6,000	$55.16	
3Q18	Total Volume	6,000		
	Swaps	5,900	$53.08	
4Q18	Total Volume	5,900		
	Swaps	5,000	$53.52	
1Q19	Total Volume	5,000		
	Swaps	4,700	$53.52	
2Q19	Total Volume	4,700		
	Swaps	4,500	$53.52	
3Q19	Total Volume	4,500		
	Swaps	4,300	$53.52	
4Q19	Total Volume	4,300		
	Swaps	4,200	$53.52	
1Q20	Total Volume	4,200		

Natural Gas Hedges

Quarter	Type of Contract	Daily Volume MMBtus/d	Swap Price
	Swaps	37,000	$3.26
4Q17	Total Volume	37,000	
	Swaps	36,000	$3.26
1Q18	Total Volume	36,000	
	Swaps	34,000	$3.26
2Q18	Total Volume	34,000	
	Swaps	32,000	$3.26
3Q18	Total Volume	32,000	
	Swaps	31,000	$2.82
4Q18	Total Volume	31,000	
	Swaps	30,000	$2.82
1Q19	Total Volume	30,000	
	Swaps	29,000	$2.82
2Q19	Total Volume	29,000	
	Swaps	28,000	$2.82
3Q19	Total Volume	28,000	
	Swaps	27,000	$2.82
4Q19	Total Volume	27,000	
	Swaps	26,000	$2.82
1Q20	Total Volume	26,000	

As of 9/30/17

© 2018 Sanchez Energy Corporation

Non-GAAP Reconciliation Slide

Non-GAAP Reconciliation – Adjusted EBITDA

($ in thousands)	Three Months Ended		
	9/30/2017	6/30/2017	3/31/2017
Net income (loss)	$ (44,782)	$ 46,309	$ 9,702
Adjusted by:			
Interest expense	35,686	35,961	33,025
Net losses (gains) on commodity derivative contracts	41,719	(59,615)	(38,881)
Net settlements received on commodity derivative contracts (1)	10,527	7,177	(2,905)
Depreciation, depletion, amortization and accretion	51,859	50,851	33,206
Impairment of oil and natural gas properties	—	—	—
Stock-based compensation expense (non-cash)	911	4,335	12,091
Acquisition and divestiture costs included in general and administrative	1,771	2,848	24,074
Income tax benefit	—	(255)	(953)
(Gain)/Loss on sale of oil and natural gas properties	2,074	(7,133)	(5,143)
Gain/(Loss) on embedded derivatives	(1,804)	437	(685)
(Gain)/Loss on investments	2,776	8,058	(8,864)
Amortization of deferred gain on Western Catarina Midstream Divestiture	(3,702)	(3,705)	(3,702)
Interest income	(163)	(150)	(357)
Adjusted EBITDA	$ 96,872	$ 85,118	$ 50,608
Adjusted EBITDA (Annualized 4x)	$ 387,488	$ 340,472	$ 202,432

(1)   This amount has been reduced by premiums associated with derivatives that settled during the respective periods, which may include premiums accrued but not yet paid as of the end of the quarter based on timing of cash settlement payments with counterparties.

© 2018 Sanchez Energy Corporation

Non-GAAP Reconciliation Slide

SN
LISTED
NYSE

Non-GAAP Reconciliation – Net debt

	Three Months Ended		
	9/30/2017	6/30/2017	3/31/2017
Sanchez Long-Term Debt:			
Senior Unsecured Notes	1,754,250	1,750,000	1,750,000
SN Credit Facility	-	-	-
UnSub Credit Facility	175,500	198,500	190,000
Total Long-Term Debt	$ 1,929,750	$ 1,948,500	$ 1,940,000
Less: Cash Balance	$ 174,228	$ 128,247	$ 124,585
Net Debt	$ 1,755,522	$ 1,820,253	$ 1,815,415

© 2018 Sanchez Energy Corporation

Non-GAAP Reconciliation Slide

Non-GAAP Reconciliation – Operating Margin

($ in thousands)	Three Months Ended		
	9/30/2017	6/30/2017	3/31/2017
Sanchez Operating Margin:			
Oil and Gas Revenues	184,806	175,704	133,843
Operating Costs:			
Oil and Gas production Exp [1]	75,756	68,548	43,925
Production and ad val taxes	11,346	8,799	6,524
Cash G&A [2]	13,754	25,378	55,374
Operating Income	**$83,950**	**$72,979**	**$28,020**
Operarting Margin Per Boe	**$12.37**	**$10.93**	**$6.01**

(1) Excludes quarterly non-cash gain of $3.7 million from the amortization of the deferred gain on Western Catarina Midstream divestiture

(2) Includes base general and administrative expense, phantom unit costs, and acquisition and divestiture costs

© 2018 Sanchez Energy Corporation

Non–GAAP Reconciliation and Measures

Disclosure of Net Present Value ("NPV")

The Company presents the net present value (denoted "NPV" or "NPV10" in the presentation) of our reserves attributable to our drilling locations as of December 31, 2017, which is equal to the present value, discounted at 10% per annum, of the estimated fair value of future cash flows of these locations net of capital and operating costs, before deducting future income taxes. The Company has used a specified price deck and reserve classifications that do not coincide with SEC pricing or reserve classification guidelines. The Company does not believe NPV to be a "Non-GAAP financial measure," as defined in SEC rules, since GAAP does not provide for disclosure of the Standardized Measure when using non-SEC guided assumptions and the Company believes there is no directly comparable GAAP measure; therefore it is not practicable to provide a reconciliation to any GAAP measure. The Company uses NPV as an arbitrary reserve asset value measure to compare against past reserve bases and the reserve bases of other business entities. NPV should not be considered as an estimate of fair market value or as an alternative to PV-10 or Standardized Measure. The Company's calculations of NPV are based on numerous assumptions that may change as a result of future activities or circumstances.

Explanation of Non-GAAP Measures

Adjusted EBITDA is defined by the Company as net income (loss) PLUS: (1) interest expense, including net losses (gains) on interest rate derivative contracts; (2) net losses (gains) on commodity derivatives; (3) net settlements received (paid) on commodity derivatives; (4) depletion, depreciation, amortization, and accretion; (5) stock-based compensation expense; (6) acquisition costs included general and administrative; (7) income tax expense (benefit); (8) loss (gain) on sale of oil and natural gas properties; (9) impairment of oil and natural gas properties; and (10) other non-recurring items that we deem appropriate; LESS: (1) premiums on commodity derivative contracts; (2) interest income; and (3) other non-recurring items that we deem appropriate.

Adjusted EBITDA is used as a supplemental financial measure by our management and by external users of our financial statements, such as investors, commercial banks and others, to assess our operating performance as compared to that of other companies in our industry, without regard to financing methods, capital structure, or historical cost basis. It is also used to assess our ability to incur and service debt and fund capital expenditures.

Our Adjusted EBITDA should not be considered an alternative to net income (loss), operating income (loss), cash flow provided by or used in operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Our Adjusted EBITDA may not be comparable to similarly titled measures of another company because all companies may not calculate Adjusted EBITDA in the same manner.

We define net debt as long-term debt less cash and cash equivalents. Net debt should not be considered as an alternative to current or long term debt, as defined by GAAP. We believe that this presentation may be useful to investors who follow the practice of some industry analysts who utilize net debt and Adjusted EBITDA in their Net Debt-to-Adjusted EBITDA ratio calculation. Company management uses this information for comparative purposes within the industry.

Cash production expense equals oil and natural gas production expense minus non-cash production expenses. Non-cash production expense equals oil and natural gas production expense minus cash production expenses. Cash G&A expense equals G&A excluding certain non-recurring acquisition and divestiture expenses and stock based compensation. Cash production expense, non-cash production expense and cash G&A are presented herein in an attempt to assist the public in understanding the difference between oil and natural gas production expense and G&A as will be reported in SEC filed financials. We also view the non-GAAP measures of cash production expense, non-cash production expense and cash G&A as a useful tool for comparisons of our financial indicators with those of peer companies. In addition, these measures are commonly used by management, analysts and investors as an indicator of cost management and operating efficiency on a comparable basis from period to period. Cash production expense, non-cash production expense and cash G&A should not be considered as an alternative to oil and natural gas production expense or G&A presentations, as defined by GAAP. We are unable to provide a reconciliation of the forward-looking non-GAAP financial measures, cash production expense, non-cash production expense and cash G&A, to the most directly comparable GAAP financial measure, oil and natural gas production expense and G&A, because the information necessary for a quantitative reconciliation of the forward-looking non-GAAP financial measure to the most directly comparable GAAP financial measure is not available to us without unreasonable efforts. The probable significance of providing these forward-looking non-GAAP financial measures without the directly comparable GAAP financial measures is that such GAAP financial measures may be materially different from the corresponding non-GAAP financial measures.

Operating margin represents total product revenues less certain direct operating expenses. Operating margin per Boe is equal to operating margin divided by total equivalent crude oil, NGL and natural gas production. Operating margin is not adjusted for the impact of hedges. We believe that operating margin per Boe is an important measure that can be used by security analysts and investors to evaluate our operating margin per unit of production and to compare it to other oil and gas companies, as well as for comparisons to other time periods.

© 2018 Sanchez Energy Corporation